# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MIDDLEBY Corp, CIK 0000769520
CUSIP: 596278101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1400 Toastmaster Drive, Elgin, Illinois (IL), 60120
Date of event which requires filing of this statement: 01/06/2026
Filed by CIK 0002044217
Persons authorized to receive notices and communications: GI SPV I L.P., 73 Arch Street, 2nd Floor, Greenwich, Connecticut (CT), 06830, 203-223-9001; Russell L. Leaf, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Ave., New York, New York (NY), 10019, (212) 728-8000; Jared N. Fertman, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Ave., New York, New York (NY), 10019, (212) 728-8000

## Reporting persons
- GI SPV I L.P. (CIK 0002040173): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,379,737; sole dispositive power 0; shared dispositive power 3,379,737; aggregate amount beneficially owned 3,379,737 (6.71% of the class)
- GI SPV I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,379,737; sole dispositive power 0; shared dispositive power 3,379,737; aggregate amount beneficially owned 3,379,737 (6.71% of the class)
- Garden Investment Management, L.P. (CIK 0002044217): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,379,737; sole dispositive power 0; shared dispositive power 3,379,737; aggregate amount beneficially owned 3,379,737 (6.71% of the class)
- Garden Investment Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,379,737; sole dispositive power 0; shared dispositive power 3,379,737; aggregate amount beneficially owned 3,379,737 (6.71% of the class)
- Edward P. Garden (CIK 0001257864): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,379,737; sole dispositive power 0; shared dispositive power 3,379,737; aggregate amount beneficially owned 3,379,737 (6.71% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MIDDLEBY Corp
Address of issuer's principal executive offices: 1400 Toastmaster Drive, Elgin, Illinois (IL), 60120
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of The Middleby Corporation (the "Issuer") and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission on May 16, 2025 (the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended as set forth in this Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended as follows:

Since the filing of the Schedule 13D, the Reporting Persons have purchased 239,903 shares of Common Stock for an aggregate purchase price of $35,283,797.73 (including brokerage commissions and transaction costs). The source of funding for such transactions was the investment capital of the Reporting Persons (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended as follows:

On January 6, 2026, GIM entered into an amendment to the Cooperation Agreement with the Issuer (the "Cooperation Agreement Amendment"), pursuant to which and subject to the terms set forth therein (i) the Issuer agreed to include Edward P. Garden in the Issuer's slate of director nominees for its 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting") and to recommend, support and solicit proxies for the election of Mr. Garden at the 2026 Annual Meeting, (ii) the Standstill Period (as defined in the Cooperation Agreement) was extended until the earlier of Mr. Garden ceasing to serve on the Board or 45 days prior to the advance notice deadline for the Company's 2027 annual meeting of stockholders, and (iii) GIM's voting commitments under the Cooperation Agreement were extended to the 2026 Annual Meeting or, if applicable, any other meeting or action by written consent of stockholders solicited by the Company or any third party during the Standstill Period.

The foregoing description of the Cooperation Agreement Amendment does not purport to be complete and is qualified in its entirety by the full text of the Cooperation Agreement Amendment, a copy of which is filed as Exhibit 99.6 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b) The percentages in this Item 5 and in other provisions of this Amendment No. 1 relating to beneficial ownership of Common Stock are based on 50,371,250 shares of Common Stock outstanding as of November 3, 2025, as reported by the Issuer in its Form 10-Q filed on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 1 are incorporated by reference.

Each of (i) GSI GP, as the general partner of GSI, (ii) GIM GP, as the general partner of GIM, (iii) GIM, as the investment manager of GSI, and (iv) Mr. Garden, as the managing member of GSI GP and sole member of GIM GP, by virtue of its or his relationship to GSI may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by GSI. Each of GSI GP, GIM GP, GIM and Mr. Garden disclaims beneficial ownership of such securities of the Issuer for all other purposes.
Transactions in the class effected during the past sixty days: The transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth on Schedule 1 attached hereto.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended as follows:

On January 6, 2026, GIM and the Issuer entered into the Cooperation Agreement Amendment, as defined and described in Item 4 of this Amendment No. 1, which is filed as Exhibit 99.6 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented with the addition of the following:

99.6 Cooperation Agreement Amendment, dated as of January 6, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2026)

99.7 Schedule 1

## Signatures
- GI SPV I L.P.: /s/ Brian Jacoby, Brian Jacoby, as attorney-in-fact for Edward P. Garden, Authorized Person (01/06/2026)
- GI SPV I GP LLC: /s/ Brian Jacoby, Brian Jacoby, as attorney-in-fact for Edward P. Garden, Authorized Person (01/06/2026)
- Garden Investment Management, L.P.: /s/ Brian Jacoby, Brian Jacoby, as attorney-in-fact for Edward P. Garden, Authorized Person (01/06/2026)
- Garden Investment Management GP, LLC: /s/ Brian Jacoby, Brian Jacoby, as attorney-in-fact for Edward P. Garden, Authorized Person (01/06/2026)
- Edward P. Garden: /s/ Brian Jacoby, Brian Jacoby, as attorney-in-fact for Edward P. Garden (01/06/2026)